Mail Stop 3561

November 17, 2005

Louis Pardau Dit Pardo
President
Poseidis Inc.
222 Lakeview Avenue, PMB 160
West Palm Beach, FL 33401

      Re: Poseidis Inc.
              Amendment No. 1 to Preliminary Information Statement on
              Schedule 14C
              Filed October 28, 2005
              File No. 0-26329

Dear Mr. Pardo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Convertible Debenture, page 6

1. We note that in response to comment 5 in our letter dated October 14, 2005, you added lengthy disclosure detailing the conversion price adjustment terms. Please shorten and simplify your disclosure to increase its readability to the average investor.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 if you have questions regarding the comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Deborah Carroll, Esq.
       Gallagher, Briody & Butler
       Fax: (609) 452-0090